FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For August 24, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated August 24, 2009; and

2.

Material Change Report dated August 24, 2009 (re: August 24, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: August 24, 2009	By:	“Richard Fifer”
(Name)

	Its:	President and Chief Executive Officer
(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Completion of Stock Option Cancellation Program

Vancouver, BC – August 24, 2009:  Petaquilla Minerals Ltd. (the “Company”) announces that it has completed a voluntary stock option cancellation program.

Under the terms of the program, subject to regulatory approval, options to acquire an aggregate of 3,245,080 common shares were unconditionally and voluntarily surrendered for cancellation by all of the directors and officers of the Company.  Options may be re-granted to these individuals at the discretion of the Board and only in accordance with the policies of the Toronto Stock Exchange.  Following this cancellation, there are a total of 5,280,773 options outstanding with exercise prices ranging from $0.26 to $2.49.

The Company's existing stock option plan currently allows for a maximum of 10,700,000 shares that may be the subject of options at any given time.  The cancellation of options provides the Company with the flexibility to issue stock options in the future, without creating further dilution to shareholders.  The Company regards the flexibility to issue new options as an important element in attracting and retaining highly qualified employees and directors.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon Gold Project. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

August 24, 2009

Item 3.

News Release

The Company’s news release dated August 24, 2009, was disseminated by Marketwire, Incorporated on August 24, 2009.

Item 4.

Summary of Material Change

The Company announced that, subject to regulatory approval, it has completed a voluntary stock option cancellation program, in which options to acquire an aggregate of 3,245,080 common shares were unconditionally and voluntarily surrendered for cancellation by all of the directors and officers of the Company.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated August 24, 2009

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.
Contact person:	Richard Fifer
Contact Telephone number:	604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Completion of Stock Option Cancellation Program

Vancouver, BC – August 24, 2009:  Petaquilla Minerals Ltd. (the “Company”) announces that it has completed a voluntary stock option cancellation program.

Under the terms of the program, subject to regulatory approval, options to acquire an aggregate of 3,245,080 common shares were unconditionally and voluntarily surrendered for cancellation by all of the directors and officers of the Company.  Options may be re-granted to these individuals at the discretion of the Board and only in accordance with the policies of the Toronto Stock Exchange.  Following this cancellation, there are a total of 5,280,773 options outstanding with exercise prices ranging from $0.26 to $2.49.

The Company's existing stock option plan currently allows for a maximum of 10,700,000 shares that may be the subject of options at any given time.  The cancellation of options provides the Company with the flexibility to issue stock options in the future, without creating further dilution to shareholders.  The Company regards the flexibility to issue new options as an important element in attracting and retaining highly qualified employees and directors.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon Gold Project. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.